UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number 001-39977

Baosheng Media Group Holdings Limited

East Floor 5

Building No. 8, Xishanhui

Shijingshan District, Beijing 100041

People’s Republic of China

+86-010-82088021

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Departure and Appointment of Chairwoman and Director of the Board

On January 9, 2025, the Board of Directors (the “Board”) of Baosheng Media Group Holdings Limited (the “Company”) received and accepted the resignation of Shasha Mi from her position as Chairwoman, director of the Board and Chief Executive Officer of the Company. Ms. Shasha Mi’s resignation was not a result of any disagreement with the Company on any matter relating to its operations, policies, practices, or to any issues regarding its accounting policies or practices.

On January 10, 2025, the Board appointed Lina Jiang, effective January 10, 2025, to fill the director and chairwoman vacancy and to hold such position until her resignation, removal, or the appointment of her successor.

Ms. Lina Jiang, 46, has over 20 years of work experience and has held core management positions at various companies. Since June 2023, she has been serving as the Chairwoman of the board of directors at Wangmao Liquor Group Co., Ltd. Since November 2021, she has been serving as the President of Zhiding Group. From May 2019 to October 2021, she held the position of Vice President at Yueshang Group. In July 2000, she founded Qizhi Education, where she has severed as Chairwoman, overseeing nationwide franchise development and operations. She graduated from Northeast Normal University in 2000 with a bachelor’s degree in English Education.

There are no arrangements or understandings pursuant to which Lina Jiang was selected Chairwoman and director of the Company and there are no familial relationships between Lina Jiang and the other directors or executive officers of the Company. Since the beginning of the Company’s last fiscal year, the Company and Lina Jiang has not participated in any transactions, and there are currently no proposed transactions in which the Company or Lina Jiang, or any person which as a result of Lina Jiang would be a related person for the purposes of Item 404(a) of Regulation S-K promulgated under the Securities Act of 1933, had or will have a direct or material interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baosheng Media Group Holdings Limited

By:	/s/ Lina Jiang
Name:	Lina Jiang
Title:	Chairwoman of the Board

Date:	January 13, 2025